

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2015

Via E-mail
Joseph Teichman
General Counsel and Secretary
Roosevelt Mutual High Income Fund Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, NJ 08701

> **Re:** **Roosevelt Mutual High Income Fund Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted June 22, 2015**
> **CIK No. 0001645698**

Dear Mr. Teichman:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1.   We note that Roosevelt Mutual High Income Fund is not a mutual fund. Please revise your name since it appears to indicate a line of business in which you are not engaged, or advise us. Refer to the Instruction to Item 501(b)(1) of Regulation S-K. In addition, please advise as to why you believe the terms "High Income" are appropriate for your business name.

2.   We note that you intend to invest in real estate-related investments, including mezzanine loans, first lien mortgage loans, second lien mortgage loans, bridge loans and preferred equity interests, commercial mortgage-backed securities, collateralized debt obligations, debt issued by real estate companies, and credit default swaps. We further note your analysis on pages 14-16, on pages 27-28 in the risk factors section, and again on pages 85-86 regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Cover Page

5.   We note that you will reimburse your advisor for offering expenses. Please disclose in a footnote to the table, the amount of offering expenses borne by you, as contemplated by Item 501(b)(3) of Regulation S-K.

Compensation Table, page 61

6.   In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor by type of fee and break out the amounts paid pursuant to reimbursement provisions.

<u>Plan of Distribution, page 141</u>

7.   We note your disclosure in this section and elsewhere that the securities in the offering will be offered directly by you. Please disclose who will offer the securities and set forth the basis in which each individual will meet the safe harbor provisions set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

You may contact Shannon Sobotka at (202) 551-3856 or Eric McPhee at (202) 3693 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Peggy Kim at (202) 551-7262 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: John Hogoboom, Esq.
       Lowenstein Sandler LLP